UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension of Expiration Date of Tender Offers

On June 23, 2016, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A., extended the expiration date, early tender date and withdrawal deadline for its previously announced tender offers for its 6 5⁄8% Senior Notes due 2022, 5 1⁄2% Senior Notes due 2023 and 7 1⁄2% Senior Notes due 2021 for up to $625,000,000 in aggregate cash consideration (excluding accrued and unpaid interest on the notes and excluding fees and expenses related to the tender offers), subject to certain terms and conditions.

The information contained in this report shall be deemed to be incorporated by reference into the amended and restated Offer to Purchase, dated May 17, 2016 with respect to such tender offers.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release dated June 23, 2016 entitled “Intelsat Announces Extension of Expiration Date of Tender Offer for Certain Notes of Intelsat Jackson Holdings S.A. to June 29, 2016”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release dated June 23, 2016 entitled “Intelsat Announces Extension of Expiration Date for Certain Notes of Intelsat Jackson Holdings S.A. to June 29, 2016”